Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SurgiPrice, Inc.
15005 Shady Grove Rd Suite 350
Rockville, MD 20850
www.surgiquality.com

Up to $1,235,000.00 in Series CF Preferred Stock at $1.30
Minimum Target Amount: $123,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: SurgiPrice, Inc.
Address: 15005 Shady Grove Rd Suite 350, Rockville, MD 20850
State of Incorporation: DE
Date Incorporated: January 02, 2019

Terms:

Equity

Offering Minimum: $123,999.20 | 95,384 shares of Series CF Preferred Stock
Offering Maximum: $1,235,000.00 | 950,000 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $499.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Shares

You are eligible for additional bonus shares for being an early supporter of SurgiQuality.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 18% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 22% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 12% bonus shares.

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 5% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 7% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 12% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 15% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 18% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SurgiQuality will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.30 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SurgiPrice, Inc. (dba SurgiQuality) is a healthcare technology company providing a generative AI-based outcomes scoring platform that connects patients, surgeons, and payers to streamline the surgical decision-making process. The company was originally formed as SurgiPrice, LLC on May 12, 2014, and converted to SurgiPrice, Inc. on January 2, 2019, reflecting its growth and transition to a corporation to better align with its strategic goals and capital-raising plans

SurgiPrice generates revenue through partnerships with healthcare providers, payers, and employers, offering an outcomes-focused platform for surgical procedures and cost optimization.

Intellectual Property

The company has developed proprietary AI algorithms and software that analyze surgical outcomes to improve patient decision-making and reduce healthcare costs.

Pending Litigation

On February 3, 2025, a former remote worker filed a civil action against SurgiPrice, Inc.—the legal entity doing business as SurgiQuality—in the United States District Court for the Middle District of Florida (Case No. 8:25-cv-00267). The lawsuit, Matthews v. SurgiPrice, Inc. and The Centers for Advanced ENT Care, LLC, alleges violations of the Pregnancy Discrimination Act, the Pregnant Workers Fairness Act, and the Florida Civil Rights Act, arising from the termination of the plaintiff's employment. SurgiPrice denies the allegations, asserts it is not subject to the laws at issue due to a lack of minimum employee thresholds, and is contesting jurisdiction. SurgiPrice intends to file a motion to dismiss and believes it has strong defenses, but the case remains pending. No scheduling order has been issued, and a trial date has not yet been set. According to SurgiPrice, the Equal Employment Opportunity Commission declined to take enforcement action following its review, although this does not resolve the pending lawsuit. If the matter proceeds to trial and the plaintiff prevails, or if settled, the company could face material costs. SurgiPrice estimates legal defense expenses may exceed $125,000.

We may be subject to reputational and financial risks due to litigation.

SurgiPrice, Inc., the company behind the SurgiQuality brand, is currently a named defendant in a pending civil lawsuit alleging violations of federal and state anti-discrimination laws. While SurgiPrice has denied the allegations and believes it has strong legal defenses, litigation is inherently uncertain. If the matter is not resolved favorably, it could result in significant legal expenses, potential damages, or reputational harm. This could adversely affect our business relationships, distract management, and impair our ability to raise additional capital or attract future employees.

Competitors and Industry

Competitors

Key competitors include Transcarent, Hinge Health, and Lantern Health, which also focus on cost-efficient healthcare solutions and patient-centered care through digital platforms.

Industry Overview

The healthcare technology industry is rapidly evolving, driven by increased demand for cost transparency, patient-centered care, and advanced data analytics to improve outcomes and reduce costs.

Current Stage and Roadmap

Current Stage

The company is in the growth stage, generating revenue through partnerships with healthcare systems and expanding its marketplace integrations

Future Roadmap

SurgiPrice aims to expand its platform to include more healthcare providers and integrate with major marketplace platforms, enabling broader patient access and cost efficiency in surgical care.

The Team

Officers and Directors

Name: Sanjay Prasad

Sanjay Prasad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chairman of Board, Director, and Principal Accounting Officer
  Dates of Service: March, 2014 - Present
  Responsibilities: Enter all data needed, solicit current investor help with distribution of OM. Salary: 260,000 for now, with escalation with revenue generation. Equity: 8,000,000 stock options

Other business experience in the past three years:

- Employer: Metropolitan NeuroEar Group
  Title: President & CEO
  Dates of Service: October, 1992 - Present
  Responsibilities: Administrative leader and Principal Surgeon

Name: Thomas R. Young III

Thomas R. Young III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board member
  Dates of Service: March, 2024 - Present
  Responsibilities: I am a board member and advisor

Other business experience in the past three years:

- Employer: Proem Behavioral Health
  Title: Founder Chief Medical Officer
  Dates of Service: February, 2016 - Present
  Responsibilities: Customer involvement medical oversight product development

Name: Marshall James Besch II

Marshall James Besch II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Data Operations
  Dates of Service: February, 2014 - Present
  Responsibilities: Healthcare quality data operations involves systematic, scientific management, and analysis of data related to surgery and surgeons' outcomes. This includes collecting, verifying and interpreting data to identify trends and report accurate information - to ensure high-quality surgical delivery. Salary: $125K. Equity: $111,000 shares.

Other business experience in the past three years:

- Employer: SurgiQuality & Metropolitan NeuroEar Group
  Title: Data Operations, COO
  Dates of Service: February, 2008 - Present
  Responsibilities: As COO, I effectively provided efficient scheduling processes, clear communication protocols between staff and patients supported the use of the EMR system to streamline documentation and information flow. Prioritize the needs of the patients and the implementation of standardized procedures to ensure smooth operations of the practice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series CF Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which

may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sanjay Prasad	12,550,000	Common Stock	62.717%
Spencer Jenson	2,304,370	Common Stock	31.763%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Convertible Notes, Convertible Note, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 950,000 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 19,254,794 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 8,165,000 Options and RSUs issued and outstanding, and 3,835,000 Shares available for issuance under the plan, totalling 12,000,000 shares of Common Stock under the 2019 Equity Incentive Plan.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: February 20, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: $600,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $325,000.00
Maturity Date: May 30, 2025
Interest Rate: 6.0%
Discount Rate: 25.58%
Valuation Cap: $15,000,000.00
Conversion Trigger: 600,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $325,000.00
Maturity Date: July 03, 2025
Interest Rate: 6.0%
Discount Rate: 25.58%
Valuation Cap: $15,000,000.00
Conversion Trigger: 600,000

Material Rights

There are no material rights associated with Convertible Notes.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $900,000.00
Maturity Date: December 27, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: 600,000

Material Rights

There are no material rights associated with Convertible Note.

Series CF Preferred Stock

The amount of security authorized is 950,000 with a total of 0 outstanding.

Voting Rights

Holders of Series CF Preferred Stock vote with Common Stock on an as-converted basis, but also vote separately on any changes to the Certificate of Incorporation that would adversely affect their rights. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series CF Preferred Stock.

Dividends.

The holders of Series CF Preferred Stock shall be entitled to receive dividends, if, when, and as declared by the Board of Directors, on a pari passu basis with the holders of Common Stock and any other class or series of stock entitled to receive dividends. No dividends shall be declared or paid on any Common Stock unless a like dividend is paid on the Series CF Preferred Stock.

Voting Rights.

Except as otherwise required by law or as expressly provided herein, the holders of Series CF Preferred Stock shall vote together with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders of the Corporation, on an as-converted basis. Each share of Series CF Preferred Stock shall entitle the holder thereof to the number of votes equal to the number of shares of Common Stock into which such share is then convertible. The holders of Series CF Preferred Stock shall also be entitled to vote as a separate class with respect to any amendment, alteration, or repeal of any provision of this Certificate of Incorporation (including by merger, consolidation, or otherwise) that would adversely affect the rights, preferences, or privileges of the Series CF Preferred Stock.

Liquidation Preference.

In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of Series CF Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock, an amount per share equal to $1.30 (the "Original Issue Price"), plus any declared but unpaid dividends. After payment of such amount, the remaining assets of the Corporation shall be distributed ratably among the holders of Common Stock and Series CF Preferred Stock on an as-converted basis.

Conversion Rights

Optional Conversion. Each share of Series CF Preferred Stock shall be convertible, at the option of the holder, at any time, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. The initial Conversion Price shall be $1.30 per share, subject to adjustment for stock splits, combinations, reclassifications, and similar events.

Automatic Conversion. Each share of Series CF Preferred Stock shall automatically convert into Common Stock at the then applicable Conversion Price upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Procedures. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series CF Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series CF Preferred Stock.

Amendment Protection

Notwithstanding anything to the contrary contained in this Certificate of Incorporation, the provisions of this Article IV, Section 3 (including this paragraph) may not be amended, altered, or repealed (including by merger, consolidation, or otherwise) in any manner that is adverse to the rights, preferences, or privileges of the Series CF Preferred Stock, unless such amendment, alteration, or repeal is first approved by the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of Series CF Preferred Stock, voting as a separate class.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Product development
  Date: February 20, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $325,000.00
  Use of proceeds: Product development
  Date: May 30, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $325,000.00
  Use of proceeds: Product development
  Date: July 03, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $900,000.00
  Use of proceeds: Product development
  Date: December 27, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was 0 compared to $5000.00 in fiscal year 2024. Gained an employer client to use the SurgiQuality services

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $200,000 in fiscal year 2024. Costs related to new client

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $0in fiscal year 2024. Company was not profitable in 2024

Expenses

Expenses for fiscal year 2023 were $2,319,000 compared to $1,946,000in fiscal year 2024. 2023 Product development costs

Historical results and cash flows:

The Company is currently in the growth] stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of inherent growth. Past cash was primarily generated through equity investments and revenues from SurgiQuality services. Our goal is to expand sales considerably in 2025 as we onboard health systems with their surgeons and integrate with more marketplace platforms.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of multiple lines of credit and loans from multiple companies. The company has $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support onboarding of surgeons and implementation of marketplace platforms.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 15% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $45000 for expenses related to salaries, AWS costs and technology development team costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 5 years. This is based on a projected monthly burn rate of $200,000 for expenses related to salaries, product improvement, nurse concierge scaling and AWS technology costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $210,000.00
  Interest Rate: 6.0%
  Maturity Date: December 30, 2020
  From 2019 through 2023, the Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were between 4%-6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 through 2025. The notes are convertible into shares of the Company's common stock at a 20% - 30% discount during a change of control or qualified financing event. As of December 31, 2024, there were four notes totaling 210,000, of which the maturity date was 12/31/2020, and the notes have not been converted. Per the Company, although the maturity date has passed, the Company came into an agreement with the stakeholders, and the terms of the note still stand.

Related Party Transactions

- Name of Person: Sanjay Prasad
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: MEG Loan: The company received a loan of $264,267 from MEG, a company in which Sanjay Prasad, the Co-founder and CEO, has an ownership interest.
  Material Terms: The loan carries a 10% interest rate, with repayments beginning on June 1, 2025, and a 3-year term starting on August 1, 2024.

- Name of Person: Sanjay Prasad
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: MKND Properties LLC Loan: MKND Properties LLC, an entity in which Sanjay Prasad, the Co-founder and CEO, has an ownership interest, provided a $34,500 loan to the company.
  Material Terms: This loan also has a 10% interest rate, with a 3-year term starting on August 1, 2024, and repayments

commencing on June 1, 2025.

- Name of Person: Sanjay Prasad
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sanjay Prasad Family Trust Loan: The Sanjay Prasad Family Trust, linked to Sanjay Prasad as Co-founder and CEO, extended a $17,500 loan to the company.
  Material Terms: The loan carries a 10% interest rate, with a 3-year term starting on August 1, 2024, and repayments beginning on June 1, 2025.

- Name of Person: Sanjay Prasad
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: MEG, Division of Center for Advanced ENT Care LLC Loan: The company received a $28,850 loan from MEG, a division of the Center for Advanced ENT Care LLC, in which Sanjay Prasad has an ownership interest.
  Material Terms: This loan has a 10% interest rate, with a 3-year term starting on August 1, 2024, and repayments starting on June 1, 2025.

- Name of Person: Sanjay Prasad
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sanjay Prasad Personal Loan: Sanjay Prasad, the Co-founder and CEO, personally provided a $151,500 loan to the company.
  Material Terms: The loan has a 10% interest rate, a 3-year term starting on August 1, 2024, and repayments are scheduled to begin on June 1, 2025.

Valuation

Pre-Money Valuation: $25,031,232.20

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.20 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Company Employment
  12.0%
  We will use 12% of the funds to hire key personnel for daily operations, including the following roles: VP Business Development, COO and Python developer and Wages to be commensurate with training, experience and position.

- Working Capital
  42.0%
  We will use 42% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  22.5%
  We will use 22.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Company Employment
  20.0%
  We will use 20 % of the funds to hire key personnel for daily operations, including the following roles: VP Business Development, COO and Python developer and Wages to be commensurate with training, experience and position.

- Working Capital
  58.5%
  We will use 58.5% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  12.5%
  We will use 12.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.surgiquality.com (www.AnnualReports.surgiquality.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/surgiquality

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR SurgiPrice, Inc.

[See attached]

SurgiPrice, Inc (the "Company") d/b/a SurgiQuality
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: SurgiPrice, Inc. Management

We have reviewed the accompanying financial statements of SurgiPrice, Inc (the Company) d/b/a SurgiQuality, which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, specific circumstances raise uncertainty about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

RNB Capital LLC

Tamarac, FL
April 8, 2025

SURGIPRICE, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024	2023
ASSETS		
Current Assets:		
Cash and cash equivalents	382	894,717
Accounts Receivable	2,430	-
Loan Receivable - Related Party	16,467	-
Prepaid expenses	-	-
Total Current Assets	**19,279**	**894,717**
Non-Current Assets:		
Fixed assets - net	2,819	3,530
ROU Asset	227,938	281,238
Total Non-Current Assets	**230,757**	**284,768**
TOTAL ASSETS	**250,036**	**1,179,485**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	213,765	199,454
Payroll liabilities	250,767	134,645
Operating Rent Expense Payable	65,000	40,000
ST Lease Liability	54,734	53,299
Accrued Interest - Convertible Notes	189,049	72,186
Convertible Notes	2,010,000	2,010,000
Total Current Liabilities	**2,783,315**	**2,509,585**
Non-Current Liabilities:		
LT Lease Liability	173,204	227,939
Line of Credit - Related Party	496,617	-
Notes Payable - Related Party	1,451,353	1,451,353
Total Non-Current Liabilities	2,121,175	1,679,292
TOTAL LIABILITIES	**4,904,490**	**4,188,877**
EQUITY		
Common Stock	739	725
Additional paid-in capital	2,874,310	2,774,674
APIC - Stock Options	10,520	3,760
Accumulated deficit	(7,540,023)	(5,788,551)
TOTAL EQUITY	**(4,654,453)**	**(3,009,392)**
TOTAL LIABILITIES AND EQUITY	**250,036**	**1,179,485**

See Accompanying Notes to these Unaudited Financial Statements

SURGIPRICE, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales	-	-
Service Income	5,170	-
Cost of goods sold	22,818	40,917
Gross Profit	(17,648)	(40,917)
Operating Expenses		
Advertising & Marketing	26,914	149,465
Amortization expense	-	-
Depreciation expense	711	24
General & Administrative	233,052	410,346
Professional fees	109,598	391,840
Operating Rent Expense	60,000	60,000
Software & Technology	674,870	731,510
Contractor expense	-	-
Interest expense	121,892	140,603
Payroll	618,394	803,327
Total Operating Expenses	**1,845,430**	**2,687,115**
Total Loss from Operations	**(1,863,078)**	**(2,728,032)**
Other (Expense)		
Other Income	10,147	472
Total Other Income (Expense)	**10,147**	**472**
Net Income (Loss)	**(1,852,931)**	**(2,727,560)**

See Accompanying Notes to these Unaudited Financial Statements

SURGIPRICE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares	$ Amount	APIC	APIC - Stock options	Retained earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	4,800,000	480	15,213	523	(3,062,972)	(3,046,756)
Issuance of Common Stock	2,454,794	245	2,759,461	-	-	2,759,706
Vesting of stock options	-	-	-	3,237	-	3,237
Prior period adjustment	-	-	-	-	1,981	1,981
Net income (loss)	-	-	-	-	(2,727,560)	(2,727,560)
Ending balance at 12/31/23	**7,254,794**	**725**	**2,774,674**	**3,760**	**(5,788,551)**	**(3,009,392)**
Excercise of Stock options	135,000	14	99,636	(20,650)	-	79,000
Vesting of stock options			-	27,410	-	27,410
Prior period adjustment	-	-	-	-	101,460	101,460
Net income (loss)	-	-	-	-	(1,852,931)	(1,852,931)
Ending balance at 12/31/24	**7,389,794**	**739**	**2,874,310**	**10,520**	**(7,540,022)**	**(4,654,453)**

See Accompanying Notes to these Unaudited Financial Statements

SURGIPRICE, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,852,931)	(2,727,560)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation expense	711	24
Prior period adjustment	101,460	1,981
Accounts Receivable	(2,430)	-
Loan Receivable - Related Party	(16,467)	-
Prepaid expenses	-	5,000
ROU Asset	53,300	51,900
Accounts payable	14,311	47,739
Payroll liabilities	116,122	134,546
Operating Rent Expense Payable	25,000	38,020
ST Lease Liability	1,435	1,398
LT Lease Liability	(54,735)	(53,298)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	238,706	227,309
Net Cash provided by (used in) Operating Activities	**(1,614,224)**	**(2,500,251)**
INVESTING ACTIVITIES	-	-
Fixed assets - net	-	(3,554)
Net Cash provided by (used in) Investing Activities	-	(3,554)
FINANCING ACTIVITIES		
Accrued Interest - Convertible Notes	116,862	(521)
Convertible Notes	-	225,000
Line of Credit - Related Party	496,617	-
Notes Payable - Related Party	-	5,823
Common Stock	14	245
APIC - Stock Options	6,760	3,237
Additional paid-in capital	99,636	2,759,461
Net Cash provided by (used in) Financing Activities	719,890	2,993,245
Cash at the beginning of period	894,717	405,278
Net Cash increase (decrease) for period	(894,334)	489,440
Cash at end of period	**382**	**894,717**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SurgiPrice, Inc ("the Company"), d/b/a SurgiQuality, was initially formed on May 12, 2014 as a Delaware Limited Liability Company named SurgiPrice LLC. On January 2, 2019, the Company converted to a Delaware Corporation. The Company plans to earn revenue using a SAAS platform applied to hospitals from Centers for Excellence at University of Pittsburgh Medical Center, Rush, Northwestern Health and Banner Health. The Company will also earn a revenue stream of $1,000 per surgical case processed, leveraging the partnership with Tendo and their 5,000,000 lives from the largest employers including UPS, Target, Walmart, Walgreens, Quest Labs, JBS Foods, US Foods, Allstate, the airlines, etc. The Company's headquarters is in Rockville MD. The Company's customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the uncertainty include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $382 and $894,717 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are received with the agreed-upon terms, which is net 30.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company did not deem an allowance necessary as of December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**$2,023**
Equipment	5	3,554	3,554
Less Accumulated Depreciation		(735)	(24)
Totals		**2,819**	**3,530**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

SAAS Hospital Subscription Service

The Company plans to generate revenues by providing a SAAS hospital subscription, for which the subscribers (hospitals) pay a monthly fee of $2,500. The Company's performance obligation is to ensure that the surgeons and hospital subscribers are properly represented with outcomes scoring on the Tendo platform. The customers will be billed monthly, with a net 30 terms.

SurgiQuality

The Company plans to generate revenues by offering surgical opinions to patients for a fee of $1,000. Once permission from the patient is received, a nurse concierge gathers the medical information from the patient safely and securely to distribute them through a HIPAA-compliant cloud to multiple surgeons within the patient's network to obtain various opinions. The surgeon's opinions are scored on outcomes generated from the GenAI analysis of the surgical case records. The Company then corroborates the outcomes to the patient's medical record and generates the pricing data. The nurse concierge presents the different opinions and scoring to the patients in an easy-to-understand format so they can choose the best surgeon and outcome for their condition. The patient is billed once the medical records are gathered, with a net of 30 terms.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of business license fee, insurance, travel, health insurance, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loan agreements and lines of credits with related parties totaling $1,947,970 as of December 31, 2024. See Note 5 for further information.

In 2019, the Company entered into a sublease agreement with Sanjay Prasad, MD PA dba Metropolitan NeuroEar Group, of which Mr. Prasad is the Co-founder and CEO of SurgiPrice. The sublease agreement required a monthly payment of $5,000, and the lease expired in December 2028. See Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

In 2019, the Company entered into a sublease agreement with Sanjay Prasad, MD PA dba Metropolitan NeuroEar Group, of which Mr. Prasad is the Co-founder and CEO of SurgiPrice. The Company subleased office spaces at 15005 Shady Grove Road, Suite 350 Rockville, MD 20850, 3020 Hamaker Court, Suite B-104 Fairfax VA 22030, and 11705 Berry Road, Suite 103, Waldorf MD 20603 consisting approximately of 2000, 1020 and1358 square feet of office space. The sublease commenced on January 2, 2019, for a term of 120 months, and a monthly lease payment of $5,000 is required.

	Year Ending
Lease expense	2024-12
Operating lease expense	60,000
Total	60,000
Other Information	
Operating cash flows from operating leases	60,000
Weighted-average remaining lease term in years for operating leases	4
Weighted-average discount rate for operating leases	2.66%
Maturity Analysis	Operating
2025-12	60,000
2026-12	60,000
2027-12	60,000
2028-12	60,000
2029-12	0.00
Thereafter	0.00

Total undiscounted cash flows	240,000
Less: present value discount	(12,061)
Total lease liabilities	227,938

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - From 2019 through 2023, the Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were between 4%-6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 through 2025. The notes are convertible into shares of the Company's common stock at a 20% - 30% discount during a change of control or qualified financing event. As of December 31, 2024, there were four notes totaling 210,000, of which the maturity date was 12/31/2020, and the notes have not been converted. Per the Company, although the maturity date has passed, the Company came into an agreement with the stakeholders, and the terms of the note still stand.

Line of Credit - Related Party: The Company entered into various line of credit agreements with various related parties. See below for further details

Lender	Related Party affiliation	Amount	Interest Rate	Start Date	Repayment to start	Loan Term
MEG	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$264,267	10.00%	8/1/2024	6/1/2025	3 years
MKND Properties LLC	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$34,500	10.00%	8/1/2024	6/1/2025	3 years
Sanjay Prasad Family Trust	Mr. Prasad is Co-founder & CEO of the Company	$17,500	10.00%	8/1/2024	6/1/2025	3 years
MEG, Division of Center for Advanced ENT Care LLC	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$28,850	10.00%	8/1/2024	6/1/2025	3 years
Sanjay Prasad	Mr. Prasad is Co-founder & CEO of the Company	$151,500	10.00%	8/1/2024	6/1/2025	3 years
Total		**$496,617**				

Notes Payable - Related Party: The Company entered into various notes agreements with various related parties. See below for further details

Lender	Related Party affiliation	Amount	Interest Rate	Start Date	Repayment to start	Loan Term
Marshall Besch	Mr. Besch is Co-Founder & Quality Data Operations	$7,000	10.00%	2018	6/1/2025	3 years

MKND NY Properties LLC	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$304,000	10.00%	2018	6/1/2025	3 years
MKND Properties LLC	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$99,000	10.00%	2018	6/1/2025	3 years
Prasad Family Foundation	Mr. Prasad is Co-founder & CEO of the Company	$52,000	10.00%	2018	6/1/2025	3 years
MEG	Sanjay Prasad, Co-founder & CEO has ownership interest in this Company	$564,597	10.00%	2018	6/1/2025	3 years
Prasad	Mr. Prasad is Co-founder & CEO of the Company	$424,756	10.00%	2018-2023	6/1/2025	3 years
Total		$1,451,353				

NOTE 6 – EQUITY

The Company has authorized 35,000,000 of common shares with a par value of $0.0001 per share. 7,254,794 and 7,389,794 shares were issued and outstanding as of 2023 and 2024, respectively..

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

GET A PIECE OF SURGIQUALITY

EMPOWERING PATIENTS WITH SURGEON OUTCOMES SCORES!

SurgiQuality is an AI-powered platform that helps patients make informed decisions by providing multiple expert opinions and tools to compare surgeons using validated outcomes scoring, specific to the procedure they need. By partnering with leading healthcare institutions, self-insured employers and health plans, SurgiQuality brings transparency to the surgical process, helping to reduce unnecessary procedures and improve patient outcomes.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Harness The Power Of Choice
SurgiQuality®

Get Equity
$1.30 Per Share

MIN INVEST
$499.20

VALUATION
$25.03M

REASONS TO INVEST

AI-Driven Surgeon Outcomes Scoring: SurgiQuality applies patented generative AI to past surgical case records from each surgeon, to provide patients with objective, procedure-specific success and complication scores, so they can make well informed decisions.

Industry Partnerships: Currently utilized by 300 individuals, with potential accessibility to over 5 million individuals through partnerships with major employers such as UPS, Target, Walmart, Walgreens, Quest Labs, JBS Foods, US Foods, and Allstate, who offer this solution as an option for cost-effective surgical care.

Growing Market Opportunity: The U.S. surgical procedures market is valued at $880 billion annually, with 91% of surgeries being non-urgent and eligible for optimization—representing an opportunity to reduce costs and improve care.

TEAM



Sanjay Prasad • Chief Executive Officer, Director, Chairman of the Board, and Principal Accounting Officer

Practicing Surgeon for 33 years; Clinical Assistant Prof GW University Hospital; Founder of Ambulatory Surgery Center; Author, ""Resetting Healthcare Post COVID 19 Pandemic, The Patinet Guide""; Founder of Race and Health Foundation; Chief Editor and Co-author, ""Race Forward: The Health Equity Guide for Employers""

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Thomas R. Young III • Board member

Physician executive with over 40 yers of experience in multiple organizations as founder , CMO

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Marshall James Besch II • Data Operations

With over 30 years of extensive experience in healthcare delivery, administration, quality, improvement, and financial management specialize in driving operational excellence and fostering patient centric care based on outcomes.
With a commitment to delivering high-quality, scientifically based, transparent care across all aspects of healthcare industry, and passionate about driving positive outcomes of ensuring exceptional patient experiences.

I am dedicated to enhancing patient, safety, and transparency and surgical outcomes. Proven track record of navigating complex, healthcare environments in fostering a culture of excellence.

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THE PITCH

Transparency To Surgical Decision-Making

Every year, millions of patients undergo surgery without access to objective data on surgeon performance. SurgiQuality is changing that by offering expert opinions and AI-powered surgeon outcomes scoring, ensuring patients choose the best provider for their procedure. Backed by partnerships with top healthcare systems and a marketplace of over 5MM+ possible lives, SurgiQuality is aiming to bring much-needed transparency to surgical decision-making.

THE PROBLEM & OUR SOLUTION

The Problem

Patients are typically referred to surgeons based on habit, personal relationships, or limited provider networks—not on cost, quality, or surgical outcomes. While estimates suggest that approximately 10–30% of surgical procedures may be unnecessary, the broader category of unnecessary medical services, including tests, procedures, and medications, is estimated to cost the U.S. healthcare system around $210 billion annually.. Additionally, disparities in access to high-quality surgeons disproportionately impacts Black patients, who often experience worse surgical outcomes, even when controlling for socioeconomic factors.

Employers and patients are footing the bill with ever-rising annual increases in healthcare costs.


A
B
Patient
Primary Care Physician
Emergency Room
Surgeon

<u>Our Solution</u>

SurgiQuality's platform enables patients to receive multiple surgical opinions and compare surgeons using performance measures based on past surgical records. Patients can obtain opinions from qualified surgeons to avoid unnecessary surgeries, and compare surgeons using procedure-specific success and complication scores to choose the best-outcomes provider. Employers and health plans benefit from cost savings, while members gain control over their healthcare decisions.

Self-insured employers and health plans save $1000 per member per year, based on internal estimates, from :

1. Eliminating unnecessary surgery.
2. Uncovering alternative conservative approaches, sometimes non-operative.
3. Having surgery performed by a skilled surgeon the first time, rather than revisions.
4. When feasible, having surgery performed in a surgery center, with less chance for infection.

How It Works

1. Patients sign up on SurgiQuality app or contact Concierge.
2. Concierge helps upload medical records & imaging
3. Records sent to surgeons through SurgiConnect
4. Surgeons validate necessity or offer alternative treatment options & report on past experience
5. Patients choose their surgeons based on outcomes
6. Patients can contact any surgeon
7. Referred surgeon can report outcomes as well!

THE MARKET & OUR TRACTION

Market Opportunity

The U.S. surgical procedures market is valued at $880 billion in 2024 and is projected to grow to $1.58 trillion by 2034, driven by an aging population, rising healthcare costs, and increasing demand for data-driven decision-making.

Traction

- 300+ lives currently using the product
- Potentially accessible to 5M+ lives from largest employers in country including UPS, Target, Walmart, Walgreens, Quest Labs, JBS Foods, US Foods, and Allstate who offer this solution as an option for cost-effective surgical care
- Major healthcare partnerships including UPMC (46 hospitals, 2,500 surgeons) and Tendo Marketplace (5MM+ lives)
- Health plan collaboration with UPMC Health Plan (4.1M members).

Competitors

Transcarent, Carrum Health, Quantum Health, and Lantern offer surgical care solutions connecting employees of self-insured employers with surgeons, but they rely on Medicare-based and claims-based measures for quality scoring, providing only generalized measures. Competitors unable to use AI for outcomes scoring of case records, because of our patent.

What Makes SurgiQuality Different?

Unlike competitors, SurgiQuality analyzes case records from each surgeon, using AI-driven scoring, offering granular, procedure-specific outcomes that go far beyond generalized measures. Additionally, the nurse concierge system ensures that patients receive expert-reviewed opinions tailored to their specific condition.



Uncover alternative options to surgery
Surgeon outcomes scoring specific to procedure
Location & venue – hospital, clinic, physical location
Cost and comparative information
Multiple opinions

Achievements & Recognition

- USPTO (United States Patent & Trademark Office) Utility Patent covering SurgiQuality technology and more.
- First Place – Pitch-Force Competition
- First Place – Unicorn Pitch Competition (Silicon Valley)
- Second Runner-Up – Unicorn Pitch Grand Finale (Silicon Valley)

WHY INVEST

Join Us On Our Journey

With a growing market size, industry partnerships, and AI-powered transparency, SurgiQuality is redefining how patients choose their surgeons. By eliminating unnecessary surgeries and connecting patients to top-performing providers, the platform is creating a smarter, more cost-effective healthcare system.

Join us in making surgical decision-making data-driven and accessible to all.


Foot Surgery
Select surgeons to compare
Robert Fox, MD
Wade Warren, MD
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Recommended
Not Recommended
$5,000
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West New York
Union City
Hoboken
Jersey City
New York
0 of 20 surgeons added to comparison

ABOUT

HEADQUARTERS
15005 Shady Grove Rd Suite 350
Rockville, MD 20850

WEBSITE
View Site

SurgiQuality is an AI-powered platform that helps patients make informed decisions by providing multiple expert opinions and tools to compare surgeons using validated outcomes scoring, specific to the procedure they need. By partnering with leading healthcare institutions, self-insured employers and health plans, SurgiQuality brings transparency to the surgical process, helping to reduce unnecessary procedures and improve patient outcomes.

TERMS

SurgiQuality

Overview

PRICE PER SHARE
$1.30

VALUATION
$25.03M

DEADLINE
Sep. 23, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$499.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Series CF Preferred Stock

MIN NUMBER OF SHARES OFFERED
95,384

MAX NUMBER OF SHARES OFFERED

950,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$250,036	$1,179,485
Cash & Cash Equivalents	$382	$894,717
Accounts Receivable	$2,430	$0
Short-Term Debt	$2,783,315	$2,509,585
Long-Term Debt	$2,121,175	$1,679,292
Revenue & Sales	-$17,648	-$40,917
Costs of Goods Sold	$22,818	$40,917
Taxes Paid	$0	$0
Net Income	-$1,852,931	-$2,727,560

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Shares

You are eligible for additional bonus shares for being an early supporter of SurgiQuality.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 18% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 22% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 12% bonus shares.

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 5% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 7% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 12% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 15% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 18% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SurgiQuality will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.30 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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To get started, simply **visit our IRA page** for more information and step-by-step instructions.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.